RALLY

Bill of Sale

As of March 16, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Sotheby's (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#NIKEPROTO
Description:	Pair of 1970's Bill Bowerman Handmade Waffle Spike Shoes for Runner John Mays Before Nikes's Founding
Total Acquisition Cost:	$ 200,000.00
Consideration: Cash (%) Equity (%) Total	$ 200,000.00 (100%) $ 0 (0%) $ 200,000.00 (100%)